October 25, 2017

Submitted on EDGAR as "CORRESP"

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Craft Brew Alliance, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 16, 2017
File No. 0-26542

Dear Mr. Decker:

Craft Brew Alliance, Inc. (“CBA” or the “Company”) has received your letter dated October 2, 2017 with respect to the review by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Form 10-K for the year ended December 31, 2016. CBA understands the importance of providing full and transparent disclosures in its filings pursuant to the Securities Exchange Act of 1934 and appreciates this feedback from the Staff. For the Staff’s convenience, the comment in your October 2, 2017 letter is repeated below, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2016
Item 8. Financial Statements and Supplementary Data
Note 17. Related Party Transactions
International Distribution Agreement, page 63

1)
You indicate ABWI’s $20 million payment due on August 23, 2019 is contingent on various events not occurring prior to that date. For example, it appears that if a qualifying offer is made by ABWI, regardless of whether you accept it or let it lapse, this payment is not required. Please tell us how you determined that the portion of revenue recognized prior to the expiration of the contingency period on August 23, 2019 (related to this $20 million) is realized or realizable and earned. In doing so, please also explain how the sales price is fixed or determinable. Also, tell us the conditions, if any, under which ABWI can avoid making, or have refunded, the other one-time payments due under this agreement during 2016 through 2018. Refer to SAB Topic 13:A.

RESPONSE:

We respectfully advise the Staff that the International Distribution Agreement between Anheuser-Busch Worldwide (“AB”) and CBA provides AB an exclusive right to distribute certain CBA products over an approximate 10-year term in exchange for fees totaling $34 million. Below, for the Staff’s convenience, please find a summary of the terms of the relevant fees and payments under the International Distribution Agreement with AB. The fees, and the dates upon which they are payable in full, are as follows:

Payment 1: $3,000,000 payable December 31, 2016
Payment 2: $5,000,000 payable December 31, 2017
Payment 3: $6,000,000 payable December 31, 2018
Payment 4: $20,000,000 payable August 23, 2019

If the International Distribution Agreement is canceled, CBA is legally entitled to portions of payments 1, 2, or 3 on a pro-rata basis based on the time that has passed during each applicable calendar year prior to contract termination. CBA is not entitled to any portion of Payment 4 until August 23, 2019. All fees are non-refundable once paid.

The International Distribution Agreement is subject to automatic cancellation if CBA sells all international distribution rights to AB pursuant to the terms and conditions as set forth in the International Distribution Agreement.

The International Distribution Agreement is further subject to cancellation based on termination rights granted to either party under either of the following conditions:

1)
The other party fails to perform any of its material obligations under the International Distribution Agreement or Contract Brewing Agreement[1], and fails to cure such default within a specified cure period

2)	The other party commences, consents to or fails to dismiss a bankruptcy or similar proceeding

The International Distribution Agreement is further subject to cancellation based on termination rights granted to AB under the following conditions:

3)
CBA completes a sale of the Company to a third-party (other than AB) pursuant to a transaction agreement entered into prior to August 23, 2019, in which case AB is granted a time-limited right to terminate the agreement.

4)
AB submits a “Qualifying Offer”[2] to acquire CBA prior to August 23, 2019, which grants AB a time-limited right to terminate the agreement beginning at the earliest to occur of the following circumstances:

i.	CBA affirmatively rejects the offer;

ii.	the offer results in a consummated transaction; or

iii.
the parties have not entered into a definitive transaction agreement by the 120th day following the date the Qualifying Offer was made, provided that AB engaged in good faith and reasonable efforts to negotiate a definitive agreement

In addition, AB is not obligated to pay Payment 4 to CBA under the following condition:

5)	AB or its affiliate submits a “Qualifying Offer” to acquire CBA prior to August 23, 2019 and:

i.	the parties enter into a definitive transaction agreement, and

ii.	such agreement is terminated by any party, except if such termination relates to the failure to receive regulatory approvals.[3]

A hypothetical circumstance that could trigger the condition above is one in which AB and CBA enter into a definitive transaction agreement that incorporates the terms of the Qualifying Offer, but the transaction fails to receive the requisite approval of CBA’s
1 Under the Contract Brewing Agreement, CBA will transition production of up to 300,000 barrels of volume into AB’s breweries.
2 A “Qualifying Offer” represents an offer from AB to purchase the remaining shares of capital stock of CBA not owned by AB at a price that falls within an agreed upon range of share prices as outlined in the International Distribution Agreement.
3 In the event of termination of the transaction agreement due to a failure to receive the required regulatory approval, the $20 million payment is payable to CBA and the International Distribution Agreement remains effective.

shareholders and is consequently terminated. Under the condition described in 5), no termination rights of either AB or CBA are triggered, and the International Distribution Agreement remains in effect.

We have prepared the following analysis with respect to the questions in the Staff’s letter.

In determining whether the portion of revenue recognized prior to August 23, 2019 related to the $34 million payments (which includes the $20 million payment) is realized or realizable and earned, we considered the criteria within SAB Topic 13:A:

Persuasive evidence of an arrangement exists

The executed International Distribution Agreement and the terms therein provide persuasive evidence that an arrangement exists.

Delivery has occurred or services have been rendered

The terms of the International Distribution Agreement require CBA to provide AB a time-limited exclusive right to distribute CBA products in certain international territories over approximately 10 years. CBA has no material additional performance obligations associated with the intangible right provided to AB, except for the requirement to stand ready over the term to accept and fulfill purchase orders for CBA products to be distributed in the relevant international territories by AB. Therefore, CBA’s obligations pursuant to the agreement are fulfilled as the exclusive right expires over time. We respectfully submit that this view is consistent with SEC Staff Accounting Bulletin 13: A (f), which relates to non-refundable up-front fees and states, in part (emphasis added):

“…Supply or service transactions may involve the charge of a nonrefundable initial fee with subsequent periodic payments for future products or services. The initial fees may, in substance, be wholly or partly an advance payment for future products or services. In the examples above, the on-going rights or services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Therefore, the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.4”

Accordingly, revenue related to the International Distribution Agreement is recognized on a straight-line basis over the stated contract term by CBA, as this method best matches the earnings process associated with the up-front payments.

The seller’s price to the buyer is fixed or determinable

The nonrefundable fees associated with the International Distribution Agreement are not “fixed fees” in accordance with the FASB ASC Master Glossary, because the fees are subject to adjustment via cancellation provisions that are automatically and/or optionally triggered by the conditions listed above. Other than these listed provisions, there are no additional contingencies associated with the fees, such as performance targets, service minimums, etc. In determining the appropriate revenue recognition pattern for the International Distribution Agreement, we considered the impact of each condition listed above (and the related cancellation provision) with respect to the fixed or determinable criteria identified within SAB Topic 13: 4a, which states, in part (emphasis added):

“The sales price in arrangements that are cancellable by the customer is neither fixed nor determinable until the cancellation privileges lapse. If the cancellation privileges expire ratably over a stated contractual term, the sales price is considered to become determinable ratably over the stated term.”

Accordingly, amounts eligible to be recognized as revenue under the Company’s selected revenue recognition method during all periods of the arrangement (including all periods prior to August 23, 2019) are limited to amounts that are fixed or determined because relevant cancellation privileges associated with such amounts have expired. This recognition method is also consistent with the requirements of ASC 605-25-25-6, which states (emphasis added):

4 A footnote to SAB 13:A (f) further states, “A systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.”

“The measurement of revenue per period shall be limited to the measurement that results from assuming that cancellation of the arrangement will not occur. The amount recorded as an asset for the excess of revenue recognized under the arrangement over the amount of cash or other consideration received from the customer since the inception of the arrangement shall not exceed all amounts to which the vendor is legally entitled, including cancellation fees (in the event of customer cancellation)…”

Accordingly, cumulative amounts recognized as revenue at any point in time over the term of the arrangement do not exceed amounts which CBA will have already been paid (or is legally entitled to receive at that time). This further supports the assertion that amounts recognized as revenue meet the fixed or determinable criteria identified within SAB Topic 13:4a.

Revenue Recognition
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
8/1/2016
8/1/2017
8/1/2018
8/1/2019
8/1/2020
8/1/2021
8/1/2022
8/1/2023
8/1/2024
8/1/2025
8/1/2026
Revenue Recognized
Payments Contractually Collectible and Non-Refundable

We considered an alternative view that the $20 million payment, specifically, is not fixed or determinable because the fee is subject to adjustment for reasons other than contract cancellation (albeit narrowly) under the circumstances described in condition 5) above. However, in evaluating this provision, we considered that the adjustment is not related to any performance obligation stated or implicit within the International Distribution Agreement, but rather is assessed as a result of an agreed, but subsequently failed, business combination. We do not consider this fee to be contingent revenue, as it is not related in any way to CBA’s performance under the International Distribution Agreement.

In arriving at this conclusion we also considered, by analogy, ASC 805-20-55-50, which discusses the timing of recognition for potential liabilities contingent upon a business combination, and states (emphasis added);

“The liability for the contractual termination benefits and the curtailment losses under employee benefit plans that will be triggered by the consummation of the business combination shall not be recognized when it is probable that the business combination will be consummated; rather, it shall be recognized when the business combination is consummated.”

This guidance suggests that an uncertain business combination shall not impact recognition of amounts until the business combination occurs, regardless of the probability of the event. Because condition 5) is conditioned upon contingencies related to consummation of a definitive agreement related to a business combination, we respectfully do not believe this condition precludes the $20 million payment from being considered fixed or determinable.

Based on the foregoing, we respectfully submit that revenue recognized related to the International Distribution Agreement is based upon a fixed or determinable sale price, because at any point in time over the stated contract term, amounts recognized as revenue are contractually non-cancellable, non-refundable and do not exceed amounts to which CBA is legally entitled. Further, there are no unresolved contingencies associated with the portions of fees recognized as revenue and the related contract performance obligations.

Collectability is reasonably assured

We respectfully submit that all amounts to which CBA is legally entitled under the International Distribution Agreement are collectible based on its relationship with AB and available evidence related to AB’s financial position and creditworthiness. We respectfully submit that there is not any evidence to the contrary related to this assertion.

We appreciate the Staff’s consideration of the response provided herein and look forward to hearing from the Staff should it have any additional comments based upon such response. Please contact either Ed Smith, Corporate Controller (by telephone at 503-972-7884 or by facsimile at 503-331-7264), or the undersigned (by telephone at 503-331-7258 or by facsimile at 503-972-7884).

Very truly yours,

CRAFT BREW ALLIANCE, INC.

By:     /s/Joseph K. Vanderstelt
    Joseph K. Vanderstelt
Chief Financial Officer and Treasurer

cc:	Mary Ann Frantz